ANIMAS RESOURCES LTD.            TSX-V: ANI

#410 - 325 Howe St., Vancouver, BC Canada V6C 1Z7 • Tel: 604-687-6197 • Fax: 604-688-3392

August 19, 2009

 NR 09-17

Animas Resources completes financing for $1.5 million.

Vancouver B.C. - Animas Resources Ltd. (“Animas” or the “Company”) announces that it has closed the non-brokered private placement previously announced on August 6th, 2009.  The private placement was increased slightly to what was previously announced and consisted of a total of 2,620,000 Units sold at $0.60 per Unit for gross proceeds of $1,572,000. These additional funds will be used to expand the drill program at the Santa Gertrudis gold project and for general working capital.

Each Unit is comprised of one common share and one-half of one non-transferable warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of 24 months at a price of $0.85 per common share during the 18 months from closing. No finder’s fees are payable on the offering.  The Company received the regulatory approval and all securities issued are subject to a four-month hold period, expiring December 20, 2009. An Insider by way of being a greater than 10% shareholder has subscribed for an additional 1,200,000 units which will increase his ownership of Animas to 14.2%.

Gregory E. McKelvey, President & CEO of Animas commented “We have spent the summer planning for the upcoming drilling campaign. The goal of this round of drilling is to focus on the two best large areas of gold mineralization and complimentary alteration in search of large precious metal deposits. The program will continue to review the historic resources, especially those in the southern part of the district. The program envisioned is for at least 10,000 meters of drilling.”

About Animas Resources Ltd.

Animas Resources Ltd., a North American mineral resource company focused on acquisition and discovery in Latin America, has re-consolidated the Santa Teresa District's Santa Gertrudis gold deposits and prospects within a 562 square kilometer land holding. Our mission is to grow Animas Resources through discovery and acquisition of high quality mineral deposits and to build upon the historic gold resource base at Santa Gertrudis, Mexico, and maintain a pipeline of only the highest quality projects.

This news release was prepared by Company management, who take full responsibility for its content. For additional information, contact Animas Resources Ltd. at 604-687-6197, or you may register to receive future news releases at www.animasresources.com.

“Gregory E. McKelvey”

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Gregory E. McKelvey, President & Director

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release contains "forward-looking information" which may include, but is not limited to, statements with respect to drilling plans, timing of our planned NI 43-101 resource report, timing of assays, resource estimates, projections, our planned exploration and drilling  programs, the availability of future financing for exploration and other plans, projections, estimates and expectations.  Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the Canadian securities administrators (available at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.